Exhibit 99.1

51JOB, INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Members (the “Meeting”) of 51job, Inc., a Cayman Islands exempted company (the “Company”), will be held at 9:00 a.m., local time, on June 20, 2014, at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China, for the purpose of considering and, if thought fit, passing and approving the following ordinary and special resolutions:

ORDINARY RESOLUTION

●	That the Board of Directors of the Company be granted all powers to repurchase up to an additional US$75 million of the Company’s shares under the share repurchase program approved by the shareholders of the Company on September 30, 2008.

SPECIAL RESOLUTION

●	That the articles of association of the Company currently in effect be and are hereby amended by deleting the existing Article 22(b) in its entirely and replacing therewith the following new Article 22(b):

“(b) Subject to the provisions of the Law, the Nasdaq Rules and the Memorandum, the Company may purchase its own Shares (including fractions of a Share), including any redeemable Shares, in such manner and on such other terms as the Board may agree with the relevant Member, and may make payment therefor in any manner authorised by the Law and the Nasdaq Rules, including out of capital.”

In addition, the Meeting will transact any other business properly brought before the Meeting.

Members may obtain copies of the proxy materials, including a proxy statement and a proxy form and written consent, at http://ir.51job.com under the heading “Annual Report.”

Members of record at the close of business on May 19, 2014 (the “Record Date”) of shares in the capital of the Company will be entitled to attend and vote at the Meeting or any adjournment or postponement thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s Fifth Amended and Restated Memorandum and Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

By Order of the Board of Directors,

By:	/s/ Rick Yan
Director, Chief Executive Officer, President and Company Secretary

May 15, 2014